Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-263593 and  333-263725

PROSPECTUS SUPPLEMENT NO. 8

(TO PROSPECTUS DATED April 8, 2022)

IMPERIAL PETROLEUM INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated April 8, 2022 (“Prospectus”) of Imperial Petroleum Inc. (the “Company”), which forms a part of the Company’s Registration Statements on Form F-1 (Registration Nos. 333-263593 and 333-263725), as amended or supplemented from time to time.

On July 27, 2022, the Company furnished a Report on Form 6-K (the “Form 6-K”) to the U.S. Securities and Exchange Commission (the “Commission”) as set forth below.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 27, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The press release issued by Imperial Petroleum Inc. on July 27, 2022 announcing its financial and operating results for the three and six months ended June 30, 2022, is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

99.1	Imperial Petroleum Inc. Press Release dated July 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2022

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer

Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS SECOND QUARTER AND SIX MONTHS 2022 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, July 27, 2022 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the second quarter ended June 30, 2022. In November 2021, StealthGas Inc. contributed to the Company four subsidiaries comprising a fleet of four tanker vessels. The Company was spun-off from StealthGas Inc. in December 2021. Historical comparative period reflects the results of the carve-out operations of the four subsidiaries that were contributed to the Company.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Strategic decision to strengthen our fleet further.

•

In July 2022, we entered into an agreement with an affiliated party to acquire two handysize dry bulk carriers, the Eco Bushfire (2011 built) and the Eco Angelbay (2009 built), for a total consideration of $39 million. Both vessels are Japanese built with an aggregate capacity of 64,000 dwt.

•	Fleet operational utilization of 82.5% in Q2 22’ – mainly due to the repositioning of our two suezmax tankers for a total of 56 days.

•	Revenues of $11.3 million in Q2 22’ up by $6.2 million or 121.6% compared to Q1 22’ due to further improvement in market rates and a higher number of vessels.

•	Net income of $0.1 million – undermined by the $2.4 million voyage and operating costs we incurred for the repositioning of our two suezmaxes- benefit of which will appear in Q3 22’.

•	EBITDA[1] of $3.0 million in Q2 22’- 15.4% higher than in Q1 22’ and 114.3% or $1.6 million higher than in Q2 21’.

•	Cash and cash equivalents of $79.1 million as of June 30, 2022.

Second Quarter 2022 Results:

•

Revenues for the three months ended June 30, 2022 amounted to $11.3 million, an increase of $7.1 million, or 169.0%, compared to revenues of $4.2 million for the three months ended June 30, 2021, primarily due to the increase of our average fleet by two vessels and the improvement in market rates.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2022 were $4.4 million and $3.3 million, respectively, compared to $0.6 million and $2.0 million, respectively, for the three months ended June 30, 2021. The $3.8 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 159 days (468%) and the rise in bunker prices. This quarter we incurred $1.7 million of voyage costs due to the repositioning of our two suezmax vessels for a total period of 56 days. The $1.3 million increase in vessels’ operating expenses, was primarily due to the increase in the average number of our vessels and supply costs incurred in relation to the recent acquisition of our two suezmax vessels.

•	Depreciation for the three months ended June 30, 2022 and 2021 was $2.7 million and $2.2 million, respectively. The change is attributable to the increase in the average number of our vessels.

[1]	EBITDA is a non-GAAP measure. Refer to the reconciliation of this measure to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

Interest and finance costs for the three months ended June 30, 2022 and 2021 were $0.2 million and $0.001 million, respectively. The increase is attributable to the interest expense incurred relating to our loan agreement entered into in November 2021.

•

As a result of the above, for the three months ended June 30, 2022, the Company reported net income of $0.1 million, compared to net loss of $0.8 million for the three months ended June 30, 2021. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended June 30, 2022. The weighted average number of shares of common stock outstanding, basic, for the three months ended June 30, 2022 was 112.6 million.

•

Loss per share, basic, for the three months ended June 30, 2022 amounted to $0.00. EBITDA for the three months ended June 30, 2022 amounted to $3.0 million. Reconciliations of EBITDA to Net (Loss)/Income are set forth below.

•	An average of 5.96 vessels were owned by the Company during the three months ended June 30, 2022 compared to 4.00 vessels for the same period of 2021.

Six Months 2022 Results:

•

Revenues for the six months ended June 30, 2022, amounted to $16.5 million, an increase of $7.3 million, or 79.3%, compared to revenues of $9.2 million for the six months ended June 30, 2021, primarily due to the increase in the average number of our vessels and the improvement in market rates.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2022 were $4.9 million and $5.1 million, respectively, compared to $1.9 million and $3.7 million for the six months ended June 30, 2021. The $3.0 million increase in voyage expenses is mainly due to the increase in the spot days of our fleet by 39 days (21.5%) and the rise in daily bunker cost by $9,400. The $1.4 million increase in vessels’ operating expenses, was primarily due to the increase in the average number of our vessels.

•

Depreciation for the six months ended June 30, 2022, was $4.9 million, a $0.6 million increase from $4.3 million for the same period of last year, due to the increase in the average number of our vessels.

•

As a result of the above, the Company reported net income for the six months ended June 30, 2022 of $0.3 million, compared to a net loss of $1.2 million for the six months ended June 30, 2021. The weighted average number of shares outstanding for the six months ended June 30, 2022 was 65.4 million. Loss per share, basic, for the six months ended June 30, 2022 amounted to $0.01.

•

EBITDA for the six months ended June 30, 2022 amounted to $5.6 million. Reconciliations of EBITDA to Net (Loss)/Income are set forth below. An average of 5.01 vessels were owned by the Company during the six months ended June 30, 2021 compared to 4.00 vessels for the same period of 2021.

•

As of June 30, 2022, cash and cash equivalents amounted to $79.1 million and total debt, net of deferred finance charges, amounted to $25.5 million. During the six months ended June 30, 2022 debt repayments amounted to $2.4 million.

CEO Harry Vafias Commented

Our second quarter financial and operating results is a testimony that we are on track as per our commitment to our investors. As you may all recall, we had promised our shareholders growth and this is exactly what we are doing but at the same time keeping a very solid balance sheet. Our fleet of four vessels has grown to ten vessels within a six months’ period. We have also placed emphasis on capitalizing on market conditions; this quarter we successfully increased our revenue by $6 million compared to Q1 22’. The repositioning of our two suezmax vessels deprived us from further revenue generation but most importantly undermined our profitability by an excess of $2 million; the benefits of this decision will appear in the third quarter. We are confident that the next quarter’s profitability will emulate the revenue increase resulting from the current market conditions.

Conference Call details:

On July 27, 2022 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Beginning this quarter, conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BIc09c5d4c6e4749419ed5e0c1530e39b0

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of 8 vessels; five M.R. product tankers, one Aframax oil tanker and two Suezmax tankers and has entered into an agreement to acquire two handysize dry bulk carriers. Following the delivery of these dry bulk vessels, Imperial Petroleum’s fleet will count 10 vessels with a capacity of approximately 737,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001

E-mail: fs@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2021 and June 30, 2022.

FLEET DATA	Q2 2021	Q2 2022	6M 2021	6M 2022
Average number of vessels (1)	4.00	5.96	4.00	5.01
Period end number of owned vessels in fleet	4	8	4	8
Total calendar days for fleet (2)	364	542	724	906
Total voyage days for fleet (3)	353	539	712	903
Fleet utilization (4)	97.0%	99.4%	98.3%	99.7%
Total charter days for fleet (5)	319	346	531	683
Total spot market days for fleet (6)	34	193	181	220
Fleet operational utilization (7)	96.7%	82.5%	92.3%	89.1%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of EBITDA:

EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation.

EBITDA is not a recognized measurement under U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies in the shipping industry or other industries.

EBITDA measurement is included herein because it is a basis, upon which our investors and we assess our financial performance. It allows us to present our performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th,
	2021	2022	2021	2022
Net (loss)/income—EBITDA
Net (loss)/income	(802,449)	85,719	(1,228,724)	304,101
Plus interest and finance costs	1,450	243,901	3,376	452,915
Less interest income	—	(44,140)	(4)	(44,140)
Plus depreciation	2,168,665	2,734,165	4,337,331	4,902,831
EBITDA	1,367,666	3,019,645	3,111,979	5,615,707

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2021	2022	2021	2022
Revenues
Revenues	4,157,352	11,348,271	9,226,877	16,464,649
Expenses
Voyage expenses	524,584	4,263,884	1,815,116	4,721,312
Voyage expenses—related party	51,793	141,591	116,665	203,462
Vessels’ operating expenses	1,966,603	3,290,751	3,695,123	5,034,767
Vessels’ operating expenses—related party	27,000	22,500	42,000	37,500
Management fees	131,495	209,815	261,545	341,625
General and administrative expenses	85,630	412,669	176,162	527,985
Depreciation	2,168,665	2,734,165	4,337,331	4,902,831

Total expenses	4,955,770	11,075,375	10,443,942	15,769,482

(Loss)/Income from operations	(798,418)	272,896	(1,217,065)	695,167

Other (expenses)/income
Interest and finance costs	(1,450)	(243,901)	(3,376)	(452,915)
Interest income	—	44,140	4	44,140
Foreign exchange (loss)/gain	(2,581)	12,584	(8,287)	17,709

Other expenses, net	(4,031)	(187,177)	(11,659)	(391,066)

(Loss)/Net Income	(802,449)	85,719	(1,228,724)	304,101

Loss per share, Basic	(0.17)	(0.00)	(0.26)	(0.01)

Weighted average number of shares, Basic	4,775,272	112,558,217	4,775,272	65,391,339

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2021	2022
Assets
Current assets
Cash and cash equivalents	3,389,834	79,135,753
Restricted cash	451,225	485,693
Receivables from related party	355,023	375,801
Trade and other receivables	1,400,275	3,572,656
Other current assets	—	581,331
Inventories	258,846	4,935,331
Advances and prepayments	150,544	543,884

Total current assets	6,005,747	89,630,449

Non current assets
Vessels, net	119,962,984	194,134,266
Restricted cash	2,500,000	2,500,000

Total non current assets	122,462,984	196,634,266

Total assets	128,468,731	286,264,715

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	1,430,251	5,770,455
Payable to related party	1,119,055	394,328
Accrued liabilities	486,674	1,093,353
Customer deposits	368,000	368,000
Deferred income	482,321	190,499
Current portion of long-term debt	4,747,616	4,753,798

Total current liabilities	8,633,917	12,570,433

Non current liabilities
Long-term debt	23,088,971	20,710,259

Total non current liabilities	23,088,971	20,710,259

Total liabilities	31,722,888	33,280,692

Commitments and contingencies
Stockholders’ equity
Capital stock	47,753	1,902,540
Preferred stock	7,959	7,959
Additional paid-in capital	97,161,688	251,240,980
Accumulated deficit	(471,557)	(167,456)

Total stockholders’ equity	96,745,843	252,984,023

Total liabilities and stockholders’ equity	128,468,731	286,264,715

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Six Month Periods Ended June 30,
	2021	2022
Cash flows from operating activities
Net (loss)/income for the period	(1,228,724)	304,101
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	4,337,331	4,902,831
Amortization of deferred finance charges	—	29,470
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(803,931)	(2,172,381)
Other current assets	173,930	(581,331)
Inventories	457,906	(4,676,485)
Advances and prepayments	(43,949)	(393,340)
Increase/(decrease) in
Trade accounts payable	—	4,288,624
Balances with related parties	(99,682)	(745,505)
Accrued liabilities	55,250	606,679
Deferred income	459,188	(291,822)

Net cash provided by operating activities	3,307,319	1,270,841

Cash flows from investing activities
Acquisition and improvement of vessels	(142,600)	(79,022,533)

Net cash used in investing activities	(142,600)	(79,022,533)

Cash flows from financing activities
Net transfers to former Parent Company	(6,333,468)	—
Proceeds from follow-on offerings	—	167,572,514
Stock issuance costs	—	(10,767,943)
Dividends paid on preferred shares	—	(870,492)
Loan repayments	—	(2,402,000)

Net cash (used in)/provided by financing activities	(6,333,468)	153,532,079

Net (decrease)/increase in cash, cash equivalents and restricted cash	(3,168,749)	75,780,387
Cash, cash equivalents and restricted cash at beginning of year	7,616,555	6,341,059

Cash, cash equivalents and restricted cash at end of period	4,447,806	82,121,446

Cash breakdown
Cash and cash equivalents	3,282,775	79,135,753
Restricted cash, current	1,165,031	485,693
Restricted cash, non current	—	2,500,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	4,447,806	82,121,446